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                 [HORNBECK OFFSHORE SERVICES, INC. LETTERHEAD]


                                October 11, 2002

VIA EDGAR AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   HORNBECK OFFSHORE SERVICES, INC.
            Application for Withdrawal of
            Registration Statement on Form S-1 (Registration No. 333-96833)

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Hornbeck Offshore Services, Inc. (the "Company") hereby makes this application to withdraw the Registration Statement on Form S-1 (Registration No. 333-96833), together with all exhibits thereto, which was filed by the Company with the Securities and Exchange Commission (the "Commission") on July 22, 2002 (the "Registration Statement").

      The Registration Statement relates to an initial public offering of the Company's common stock. The Company believes that current market conditions make proceeding with this offering unattractive at this time. There has been no circulation of preliminary prospectuses in connection with this offering, the Registration Statement has not been declared effective by the Commission, and none of the Company's securities have been sold in connection with this offering. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c) of the Act.

      Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at (985) 727-2006, and to the attention of the Company's counsel, R. Clyde Parker, Jr. of Winstead Sechrest & Minick P.C., at (281) 681-5901. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted at the date that it is filed with the Commission unless, within fifteen (15)
days after such date, the Company receives notice from the Commission that this application will not be granted.
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      If you should have any questions regarding this application, please do not hesitate to contact Mr. Parker at (281) 681-5930.

                                    Very truly yours,

                                    HORNBECK OFFSHORE SERVICES, INC.


                                    By:   /s/ Todd M. Hornbeck
                                        --------------------------------------
                                          Todd M. Hornbeck,
                                          President and Chief Executive Officer




cc: R. Clyde Parker, Jr.